Filed by First Merchants Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Level One Bancorp, Inc. Commission File No: 001-38458 Date: November 4, 2021

E-mail to First Merchants Employees from Mark K. Hardwick, Chief Executive Officer

From: Mark Hardwick

Sent: Thursday, November 4, 2021 8:30 AM

Subject: We’re Growing!

We are excited to announce that Level One Bank is planning to join First Merchants Bank!

November 4, 2021

Our press release was filed this morning, and the announcement is now public.

Headquartered in Farmington Hills, Michigan, Level One Bank is a $2.5 billion organization serving customers through 16 banking center locations in southeastern Michigan, primarily south of Detroit and north of the Ohio border.

We are excited to further expand our presence into Michigan, strengthening our contiguous coverage throughout Indiana, Ohio, Illinois, and Michigan. Our companies also share cultural commitments to personal service, long-term relationships, community involvement, and Midwestern values such as integrity and respect. Looking forward, the combined strength of our companies will allow us to offer enhanced services, expanded access and convenience, and enhanced lending capacity.

We are in the early stages of the process, subject to the approval by the shareholders of Level One Bancorp, Inc., as well as the receipt of various other regulatory approvals.

We’re proud of our intent to continue the journey and commitment to community banking with a new partner and believe our planned partnership will prove to be mutually beneficial to our shareholders, communities, customers and you, our employees.

We’ll keep you informed as we progress. Detailed below are some benefits of our planned partnership. There are many more, but we wanted to provide you with some key messages you can feel confident sharing with your customers, the community and friends.

Mark Hardwick

Additional Key Reference Information

Level One Bank will compliment our existing southeastern Michigan region providing robust growth opportunities in southeast Michigan.

The combination of Level One Bank and First Merchants Bank provides clients, teammates and communities with:

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A shared vision of providing relationship banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.

•

First Merchants Corporation is currently a $15.1 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our company would have approximately $17.6 billion in total combined assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.

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First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, has been serving and providing trusted advice to local communities, just like ours, for over 125 years.

•	For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits.